Filed Pursuant to Rule 433
Registration No. 333-217033
Dated: March 12, 2018

American Axle & Manufacturing, Inc.

Pricing Term Sheet

Issuer:	American Axle & Manufacturing, Inc.
Guaranteed by:	American Axle & Manufacturing Holdings, Inc. and certain subsidiaries
Face:	$400,000,000
Net Proceeds to Issuer Before Expenses:	$394,500,000
Maturity:	March 15, 2026
Coupon:	6.250%
Price:	100.000% of face amount
Yield to Maturity:	6.250%
Spread to Treasury:	+345 basis points
Benchmark Treasury:	2.750% due February 28, 2025
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2018
Equity Clawback:	Prior to March 15, 2021, up to 35% at 106.250%
Redemption Provisions:
Optional Redemption:	Make-whole call @ T+50 basis points prior to March 15, 2021, plus accrued and unpaid interest to the redemption date, then:
	On or after:	Price:
	March 15, 2021	103.125%
	March 15, 2022	101.563%
	March 15, 2023 and thereafter	100.000%
Change of Control:	Put @ 101% of principal plus accrued and unpaid interest
Trade Date:	March 12, 2018
Settlement:

(T+10); March 26, 2018

We expect that delivery of the notes will be made to investors on or about March 26, 2018, which will be the 10th business day following the date of the prospectus supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

CUSIP:	02406PAY6
ISIN:	US02406PAY60

The issuer has filed a registration statement, as amended by Post-Effective Amendment No. 1 thereto, (including a prospectus) with the SEC for the offering to which this communication relates and a preliminary prospectus supplement relating to this offering.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

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